K R A M E R  L E V I N  N A F T A L I S & F R A N K E L LLP

                            August 24, 2007

BY FEDEX AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Larry Spirgel, Assistant Director

Re:	George Foreman Enterprises Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed July 27, 2007
File No. 0-26285

Dear Mr. Spirgel:

On behalf of our client, George Foreman Enterprises, Inc., we provide the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to the Company, dated August 14, 2007, with respect to the Company’s annual report on Form 10-KSB filed with the SEC on July 27, 2007.

This letter sets forth the Company’s responses to the staff’s comments.  For convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.

Item 8A. Controls and Procedures

1.
We note in the last paragraph that you state that you have hired another certified public accountant to assist in the financial reporting process and also retained the services of a public accounting firm to provide expertise on financial statement preparation and SEC filing obligations.  Please tell us the nature of your relationship with both accounting firms.

In order to address the material weakness described in Item 8A of the Form 10-K, in the second quarter of 2007, the Company hired a certified public accountant to serve as a member of its staff, which, together with the Company’s chief financial officer, is the second certified public accountant employed by the Company.

In addition, in order to address the same weakness, in the second quarter of 2007, the Company retained the services of a public accounting firm, whose engagement objective and

K R A M E R  L E V I N  N A F T A L I S & F R A N K E L LLP

Securities and ExchangeCommission
August24, 2007

scope of assistance is in connection with the preparation of financial statements to be incorporated in the periodic filings with the SEC.  This public accounting firm does not provide any audit services to the Company.  As disclosed in the Company’s current report on Form 8-K filed with the SEC on June 20, 2007, audit services are provided to the Company by Parente Randolph, LLC.

The Company has revised the disclosure in Item 3 of its Form 10-QSB to clarify the matters addressed herein.

__________________________________

In responding to the Staff’s comments, we have been authorized to advise the Staff that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call the undersigned at (212) 715-9216.

            Regards,

            /s/ Abraham J. Safdie
            Abraham J. Safdie
            Associate